FORM 10-Q

                                                                    Exhibit 12



                            TAMPA ELECTRIC COMPANY

                      RATIO OF EARNINGS TO FIXED CHARGES



  The  following  table  sets  forth the company's ratio of earnings to fixed charges for the periods indicated.




  Three Months       Twelve Months
     Ended               Ended                   Year Ended December 31,
                                                             (1)      (2)
March 31, 1997      March 31, 1997        1996    1995   1994     1993    1992


     4.00x                4.79x           4.64x   4.50x   4.11x   3.98x  4.16x


      For  the  purposes of calculating this ratio, earnings consist of income before  income  taxes and fixed charges.  Fixed charges consist of interest on indebtedness,  amortization of debt premium, the interest component of rentals and preferred stock dividend requirements.



(1) Includes the effect of restructuring charge of $21.3 million pretax. The effect of this charge was to reduce the ratio of earnings to fixed charges. Had this non-recurring charge been excluded from the calculation, the ratio of earnings to fixed charges would have been 4.52x for the period ended Dec. 31, 1994.

(2) Includes the effect of the non-recurring $10 million pretax charge associated with a coal pricing settlement. The effect of this charge was to reduce the ratio of earnings to fixed charges. Had this non-recurring charge been excluded from the calculation, the ratio of earnings to fixed charges would have been 4.17x for the year ended Dec. 31, 1993.










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